

SE 20010707 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51291

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** AND ENDING **12/31/19**

$\qquad$ MM/DD/YY $\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hantz Financial Services, Inc. (a Wholly Owned Subsidiary of Hantz Group, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26200 American Dr. Fifth Floor

(No. and Street)

Southfield	**MI**	**48034**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Renee Yaroch   248-304-2855

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC

(Name – *if individual, state last, first, middle name*)

2601 Cambridge Ct. Suite 500 Auburn Hills	**MI**	**48326**
(Address)	(City)	(State) (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Renee Yaroch_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Hantz Financial Services, Inc. (a Wholly Owned Subsidiary of Hantz Group, Inc.)_____ , as of __December 31_____, 20 __19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
Title

_____
Notary Public

MICHELLE BENMAN
Notary Public, Wayne Co., MI
My Commission Expires Jan. 30, 2026
Acting in __OAKLAND_____ Co.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANTZ FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Hantz Group, Inc.)

▮ TABLE OF CONTENTS





Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Hantz Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hantz Financial Services, Inc. as of December 31, 2019 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hantz Financial Services, Inc. as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hantz Financial Services, Inc.'s management. Our responsibility is to express an opinion on Hantz Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hantz Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Hantz Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Hantz Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as Hantz Financial Services, Inc.'s auditor since 2014.
Auburn Hills, Michigan
February 18, 2020



HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

■STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Assets

Cash and cash equivalents	$ 13,288,858
Cash segregated for benefit of customers	41,552
Accounts receivable for marketing support	1,746,406
Commissions receivable	2,876,802
Notes receivable, employees	494,354
Right of use asset	525,562
Deferred income tax asset	50,412
Deposits with clearing organizations	95,046
Total assets	**$ 19,118,992**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Amounts due to clearing organizations	$ 41,552
Accrued compensation	3,245,658
Accounts payable and accrued expenses	236,801
Taxes payable	444,753
Due to affiliate	1,531
Lease liability	528,739
Total liabilities	**$ 4,499,034**

Stockholder's equity

Common stock, no par value; 10,020,000 shares authorized, 1,000 shares issued and outstanding	$ 533,121
Retained earnings	14,086,837
Total stockholder's equity	**$ 14,619,958**
Total liabilities and stockholder's equity	**$ 19,118,992**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2019

Revenue

Commissions	$ 28,886,008
Investment and advisory fees	19,313,666
Marketing support	4,045,626
Plan processing fees	1,083,345
Financial planning fees	1,606,268
Other	143,684
Total revenue	**55,078,597**

Expenses

Compensation, commissions and benefits	30,183,962
Management fees	4,128,262
Communications and data processing	2,869,404
Occupancy	1,987,007
Office expenses	584,499
Professional fees	662,505
Licensing	417,092
Other	1,068,957
Total expenses	**41,901,688**
Operating income	**13,176,909**
Interest income	96,782
Income before tax expense allocation from Parent	**13,273,691**
Income tax expense allocated from parent	3,345,356
Net income	**$ 9,928,335**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
Balances, January 1, 2019	1,000	$ 533,121	$ 12,158,502	$ 12,691,623
Dividends paid to Parent	-	-	(8,000,000)	$ (8,000,000)
Net income	-	-	9,928,335	9,928,335
Balances, December 31, 2019	1,000	$ 533,121	$ 14,086,837	$ 14,619,958

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

▉ STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities	
Net income	$ 9,928,335
Adjustment to reconcile net income to net cash	
provided by operating activities	
Deferred taxes	(70,412)
Net changes in operating assets and liabilities	
which (used) provided cash	
Cash segregated for benefit of customers	(41,552)
Accounts receivable for marketing support	(330,206)
Commissions receivable	(118,726)
Amounts due to clearing organizations	41,552
Accrued compensation	402,660
Net change in operating lease assets and liabilities	3,177
Taxes payable to parent	(126,565)
Accounts payable and accrued expenses	(49,806)
Change in due to/from affiliate	1,494
Net cash provided by operating activities	9,639,951
Cash provided by investing activities	
Issuance of note receivable, employee	(289,800)
Collections of note receivable, employee	307,175
Net cash provided by investing activities	17,375
Cash used in financing activities	
Dividends paid to Parent	(8,000,000)
Net increase in cash and cash equivalents	1,657,326
Cash and cash equivalents, January 1, 2019	11,631,532
Cash and cash equivalents, December 31, 2019	$ 13,288,858
Supplemental cash flows information	
Cash paid to Parent during the year	
for income tax allocation	$ 3,542,333

The accompanying notes are an integral part of these financial statements.

5

HANTZ FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Hantz Group, Inc.)

■ NOTES TO FINANCIAL STATEMENTS

■ 1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Hantz Financial Services, Inc. (the "Company") is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's revenues are primarily generated through the sale of financial products and investment advisory services, including financial planning and investment portfolio management services. The Company's customers are primarily individuals and small businesses located predominantly in the states of Michigan and Ohio. The Company is also a licensed mortgage broker.

The Company is a Michigan Corporation that is a wholly owned subsidiary of *Hantz Group, Inc.* (the "Parent").

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates. Significant estimates include but are not limited to commission receivables and accrued compensation.

Cash and Cash Equivalents
Cash and cash equivalents consist of demand deposits in banks. The Company holds deposits in major financial institutions in excess of federally insured limits. Management does not believe the Company is exposed to any significant interest rate or other financial risk as a result of these deposits.

Cash Segregated for Benefit of Customers
The Company has a special bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2019, the balance in the account is $41,552. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities the Company is claiming exemption under k(2)(i) and k(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934.

Commission and Marketing Support Receivables
Receivables consist primarily of amounts due from commissions and marketing support revenue earned from the sale of financial products. All amounts deemed uncollectible are recognized as an expense for doubtful accounts in the year such determination is made. Management did not consider an allowance for doubtful accounts necessary at December 31, 2019.

HANTZ FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Hantz Group, Inc.)

■ NOTES TO FINANCIAL STATEMENTS

Revenue Recognition

Company revenues are a result of commissions and fees on financial transactions. The Company views these financial transactions as a single performance obligation to the product sponsors. Commissions are recorded on a trade-date basis.

Financial planning fees are recognized monthly in accordance with the terms of the client agreements. If an annual payment is received in advance, the company has a contract asset and liability. This is recorded as an unearned revenue liability and a receivable for employee compensation. The company has no other contract assets or liabilities.

Investment and advisory fees are billed to the client on a monthly basis in advance and recorded as earned on a monthly basis.

Marketing support is revenue generated for providing marketing services for certain product companies. The amount of the marketing fee can be based on a stated percentage of new purchases and/or assets under management.

Financial plan processing revenue is received from an affiliated company for plan processing services. Revenue is recorded when the service is completed.

Concentrations

The Company's operating philosophy relies extensively, albeit not exclusively, on the use of a limited number of preferred investment and insurance product providers. The Company receives marketing support revenue based on the volume traded through the investment and insurance providers. In 2019, 94% of commission revenue was from four investment companies and 92% of marketing support revenue was from four investment companies.

Income Tax Allocation from Parent

The Company is included in the consolidated federal and state income tax returns filed by the Parent. The Company currently has no formal income tax sharing agreement with the Parent and, as such, income taxes have been determined as if the Company files on a separate return basis with an income tax allocation from the parent to the Company for its proportionate share.

Deferred federal and state income tax assets and liabilities are computed annually for differences between the financial statement and income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences related to recoverable settlement expenses and deferred payment of certain compensation. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense (Income tax allocation from parent) is the current year tax or benefit plus or minus the change during the year in deferred tax assets and liabilities.

The Company analyzed its filing positions in the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company has also elected to retain its existing accounting policy with respect to the

HANTZ FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Hantz Group, Inc.)

█ NOTES TO FINANCIAL STATEMENTS

treatment of interest and penalties attributable to income taxes, and continues to reflect any charges for such, to the extent they arise, as a component of its operating expenses, which has no significant impact on the company's financial statements.

Leases

In February 2016, the Financial Accounting Standards Board issued ASU 2016-02 Leases, which supersedes current lease accounting requirements. This new ASU requires the lessee to recognize a right-of-use asset and related lease liability for all leases, with limited exception for short-term leases.

On January 1, 2019, we adopted the Financial Accounting Standards Board ("FASB") ASU 2016-02 leases. Hantz Financial Services has an obligation as a lessee for office space. The company classifies this lease as an operating lease. The lease is for five years with a renewal term of five years. The company is reasonably certain to renew the option so it was included in determining the right-of-use-asset value. The lease requires the company to pay for their proportionate share of the buildings operating expenses. These payments are not included in the lease payments and were not used to determine the lease liability and are recognized as variable costs when incurred.

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have a term of less than 12 months and do not include an option to renew.

Year Ending December 31	Total HFS Non-Cancelable Operating Leases
2020	$76,255
2021	76,255
2022	76,255
2023	81,975
2024	81,975
2025- 2027	245,925
Total payments due	**$638,640**

The total lease payments are $638,640. The present value of the total lease payments discounted at 4.75% is the lease liability of $528,739.

2. RELATED PARTY TRANSACTIONS

Under an expense sharing agreement, the Parent provides accounting, administrative and managerial services to the Company. Amounts charged for these services by the Parent result from an allocation of actual costs based on the percentage of the actual prior year

HANTZ FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Hantz Group, Inc.)

■ **NOTES TO FINANCIAL STATEMENTS**

revenue of the Company in relation to the actual prior year revenue generated by other subsidiaries. The cost allocated for management services was $4,128,262 during 2019. The Company was also allocated $1,912,518 in additional operating and administrative costs from the Parent. In addition, software utilized for processing securities transactions was developed for the Company by Hantz Technology, L.L.C., in which the Parent is the sole member. Total expense incurred in connection with these technology charges was $1,802,252 during 2019. The Company also leases office space under various short term operating leases with its Parent who in turn leases these facilities from both related and unrelated third parties. Net short term rental expense on operating leases from related parties was $1,595,982.

The Company received revenue for plan processing services provided to an affiliate. In 2019, the revenue was $1,083,345 for these services.

Taxes payable of $444,753 is payable to the parent. No interest is charged on the $1,531 due to affiliate balance which is due on demand and expected to be paid in 2020.

■ **3. NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital in an amount which is the greater of $100,000 or 6.67% of aggregate indebtedness, which is $264,898 at December 31, 2019, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $11,086,856 which was $10,821,958 in excess of the required amount of net capital. The Company's ratio of aggregate indebtedness to net capital ratio was 0.36 to 1 as of December 31, 2019.

■ **4. EMPLOYEE BENEFIT PLAN**

The Company participates in a deferred compensation retirement plan sponsored by the Parent qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute a portion of gross compensation into the retirement plan up to the maximum determined by the Internal Revenue Code. Matching contributions to the plan are determined annually at the discretion of the Board of Directors. The Company did not make any matching contributions to the plan in 2019.

■ **5. INCOME TAX ALLOCATION FROM PARENT**

The income tax allocation from parent consists of the following components for the year ended December 31, 2019:

Current federal provision	$ 2,704,637
Deferred federal provision	(58,693)
Total federal income tax provision	**2,645,944**

HANTZ FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Hantz Group, Inc.)

■ NOTES TO FINANCIAL STATEMENTS

Current state provision	711,131
Deferred state provision	(11,719)
Total state income tax provision	699,412
Income tax allocation from parent	$3,345,356

The components of deferred income taxes reported in the accompanying statement of financial condition are comprised of the following amounts at December 31, 2019:

Deferred tax asset	$ 50,412
Deferred tax liability	0
Net deferred tax Asset	$ 50,412

The Company has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company does not expect the total amount of unrecognized tax benefits ("UTB") (e.g. tax deductions, exclusions, or credits claimed or expected to be claimed) to significantly increase in the next twelve months. The Company does not have any amounts accrued for interest and penalties related to UTBs at December 31, 2019, and it is not aware of any claims for such amounts by federal or state income tax authorities on the Parent company that would require recording an allocation of such on the Company's financial statements.

6. CONTINGENCIES

From time to time, the Company is party to various litigation and other claims arising in the normal course of business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. SUBSEQUENT EVENTS

The company has evaluated events that occurred subsequent to year-end through February 18, 2020 the date the financial statements were issued, to determine whether events required recognition or disclosure in the 2019 financial statements as required by authoritative guidance.

■ ■ ■ ■ ■

SUPPLEMENTARY SCHEDULE

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019**



Net capital	
Total stockholder's equity	$ 14,619,958
Deductions	
Non-allowable assets	
Commissions and marketing support receivables	
greater than 30 days	$ 2,987,022
Note receivable, employee	494,354
Other assets - Due from affiliate	1,314
Deferred income tax asset	50,412
Total deductions	3,533,102
Net capital	$ 11,086,856
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued compensation	$ 3,245,658
Accounts payable, accrued expenses, and amounts due to clearing organizations	727,814
Total aggregate indebtedness	$ 3,973,472
Computation of basic net capital requirement	
Minimum dollar net capital requirement	$ 264,898
Excess net capital	$ 10,821,958
Excess net capital at 1000%	$ 10,689,509
Ratio of aggregate indebtedness to net capital	0.36:1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2019)	
Net capital, as reported in Company's Part II (unaudited) FOCUS	$ 11,086,856
Net capital, per above	$ 11,086,856

Note: There were no material differences between this schedule
and the company's unaudited FOCUS report filed
January 23, 2020



Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Hantz Financial Services, Inc.

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) Hantz Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hantz Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions") and (2) Hantz Financial Services, Inc. stated that Hantz Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Hantz Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hantz Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 18, 2020






HANTZ FINANCIAL SERVICES, INC.

EXEMPTION REPORT

February 18, 2020

The information below is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Hantz Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA.

- Hantz Financial Services, Inc. claimed an exemption under both paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2019.

- Hantz Financial Services, Inc. has met the identified exemption provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 at all times during the year ended December 31, 2019, without exception.

_____
Renee Yaroch, Chief Financial Officer

_____
2-18-2020
Date

Hantz Financial Services, Inc.
(A Wholly Owned Subsidiary of Hantz Group, Inc.)

Year Ended December 31, 2019

Financial Statements and Supplementary Information